UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                             Commission File No.
                                                                   0-30323

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K
             |_| Form 10-Q  |_| Form N-SAR

             For Period Ended:     July 31, 2003
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             [  ]  Transition Report on Form 10-K
             [  ]  Transition Report on Form 20-F
             [  ]  Transition Report on Form 11-K
             [  ]  Transition Report on Form 10-Q
             [  ]  Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             -------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

College Partnership, Inc.
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Full Name of Registrant


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Former Name if Applicable


333 South Allison Parkway, Suite 100
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Address of Principal Executive Office (Street and Number)


Lakewood, Colorado 80226-31151
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company requires additional time to complete its annual report and for its independent accounting firm to complete the audit and review of the Company's annual report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John J. Grace                   (303)                       804-0155
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        (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



The Company expects to report revenues of approximately $17,500,000 and net loss of approximately $600,000 for the fiscal year ended July 31, 2003 compared to revenues of approximately $12,000,000 and net loss of approximately $400,000 for the fiscal year ended July 31, 2002.



                            College Partnership, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   October 30, 2003                   By: /s/ John J. Grace
       ----------------                   ---------------------
                                          John J. Grace, Chief Financial Officer

October 30, 2003




Securities and Exchange Commission
Washington D.C.  20549

      RE:  College Partnership Inc.

Gentlemen:

We confirm that the audit of College Partnership Inc. is not yet completed and cannot be completed by the required filing date of October 29, 2003, without unreasonable cost and effort.

Sincerely,



/s/ HEIN + ASSOCIATES LLP
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HEIN + ASSOCIATES LLP
Certified
Public Accountants